AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, effective as of January 27, 2023, by and between Mesirow Institutional Investment Management, Inc. (the “Adviser”) and The Advisors’ Inner Circle Fund III (the “Trust”) (the “Agreement”), on behalf of the series of the Trust set forth in Schedule A attached hereto (each, a “Fund” and together, the “Funds”).

WHEREAS, the Trust is a Delaware statutory Trust organized under an Agreement and Declaration of Trust, dated December 4, 2013 (the “Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust and Mesirow Financial Investment Management, Inc. (the “Initial Adviser”) previously entered into an Investment Advisory Agreement dated November 16, 2018 (the “Initial Advisory Agreement”) pursuant to which the Initial Adviser served as investment adviser to each Fund;

WHEREAS, the Trust and the Initial Adviser entered into an Expense Limitation Agreement dated November 16, 2018 (the “Initial ELA” and together with the Initial Advisory Agreement, the “Initial Agreements”) pursuant to which (i) the Initial Adviser agreed to waive certain fees and reimburse certain expenses of each Fund (such amounts waived and/or reimbursed under the Initial ELA are hereinafter defined as “Initial ELA Waivers and Reimbursements”), and (ii) the Initial Adviser was entitled to recover Initial ELA Waivers and Reimbursements under the terms set forth in the Initial ELA;

WHEREAS, the Initial Adviser previously transferred all of its rights and delegated all of its obligations (the “Transfer”) under the Initial Agreements to the Adviser, and the Adviser agreed to assume all rights and obligations of the Initial Adviser under the Initial Agreements;

WHEREAS, the Adviser and the Initial Adviser determined that the Transfer did not constitute an “assignment” as that term is defined in Section 2(a)(4) of the 1940 Act and the rules and regulations thereunder;

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated September 14, 2022 (the “Current Advisory Agreement”) in connection with the Transfer, pursuant to which the Adviser provides investment advisory services to the Funds for compensation based on the value of the average daily net assets of each Fund;

WHEREAS, the Trust and the Adviser entered into a new Expense Limitation Agreement effective as of September 14, 2022 (the “MIIM ELA”) in connection with the Transfer;

WHEREAS, the Trust and the Adviser (i) have determined that it is appropriate and in the best interests of each Fund and the Fund’s shareholders to maintain the expenses of the Fund at a level at or below the level to which the Fund would normally be subject in order for the Fund’s expense ratio so as not to exceed the Maximum Annual Operating Expense Limit (as hereinafter defined) specified for such Fund in Schedule A hereto, and (ii) have agreed that the Adviser shall be entitled to recoup Initial ELA Waivers and Reimbursements; and

WHEREAS, the Trust and the Adviser have determined to amend and restate the MIIM ELA.

NOW THEREFORE, the parties hereto agree as follows:

1. Expense Limitation.

1.1. Applicable Expense Limit. To the extent that the aggregate expenses incurred by a Fund in any fiscal year, including, but not limited to, investment advisory fees of the Adviser (but excluding class-specific expenses other than shareholder servicing fees incurred by the Fund under the Trust’s Amended and Restated Shareholder Services Plan, interest, taxes, brokerage commissions, research expenses paid by the Fund through a research payment account authorized by the Board of Trustees of the Trust (the “Board”), and other costs and expenses relating to the securities that are purchased and sold by the Fund, dividend and interest expenses on securities sold short, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses not incurred in the ordinary course of such Fund’s business) (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, this excess amount (the “Excess Amount”) shall be the liability of the Adviser.

1.2. Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to a Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the Fund.

1.3. Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of a Fund exceed the Maximum Annual Operating Expense Limit of such Fund, the Adviser shall first waive or reduce the Adviser’s investment advisory fee for said month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any said month is insufficient to pay the Excess Amount, or would cause a class of the Fund to pay a different share of the investment advisory fee, the Adviser also shall remit to a Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay said Excess Amount.

1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year (or the termination of this Agreement if sooner), an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to each Fund with respect to the previous fiscal year shall equal the Excess Amount for said fiscal year.

2. Reimbursement of Fee Waivers and Expense Payments.

2.1. Reimbursement. At any time in which the Current Advisory Agreement still is in effect, the Adviser shall be entitled to reimbursement by said Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser to said Fund pursuant to Section 1 hereof and for any Initial ELA Waivers and Reimbursements to the extent that the estimated aggregate Fund Operating Expenses of said Fund for the fiscal year are less than the Maximum Annual Operating Expense Limit (i) at the time of the fee waiver or expense payment or Initial ELA Waivers and Reimbursements payment, as applicable, and (ii) at the time of the reimbursement. The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to a Fund, pursuant to Section 1 hereof, and for all Initial ELA Waivers and Reimbursements made, during the rolling three (3)-year period preceding the reimbursement, less (i) any reimbursement previously paid by said Fund to the Adviser, pursuant to this Section 2, with respect to said waivers, reductions, and payments and (ii) any Initial ELA Waivers and Reimbursements previously reimbursed to the Initial Adviser. For the avoidance of doubt, the Reimbursement Amount for any said waiver, reduction, or other remittance by the Adviser, or any Initial ELA Waivers and Reimbursements, shall be determined by reference to the rolling 3-year period for the waiver, reduction, or other remittance by the Adviser or Initial ELA Waivers and Reimbursements by the Initial Adviser. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

2.2. Board Notification. Each Fund shall provide to the Board a quarterly report of any reimbursements paid to the Adviser pursuant to this Agreement.

2.3. Method of Computation. To determine a Fund’s accrual, if any, to reimburse the Adviser for the Reimbursement Amount, each month the Fund Operating Expenses of the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of a Fund for any month are less than the Maximum Annual Operating Expense Limit of said Fund, said Fund shall accrue into the Fund’s net asset value an amount payable to the Adviser sufficient to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than the Maximum Annual Operating Expense Limit of that Fund, provided that said amount paid to the Adviser in no event shall exceed the total Reimbursement Amount. For accounting purposes, amounts accrued pursuant to this Section 2 shall be a liability of a Fund for purposes of determining the Fund’s net asset value.

2.4. Payment and Year-End Adjustment. Amounts accrued pursuant to this Agreement shall be payable to the Adviser as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to said fiscal year) do not exceed the Maximum Annual Operating Expense Limit for said fiscal year.

2.5. Survival. Subject to Section 2.1, this Section 2 shall survive the termination of this Agreement.

3. Term and Termination of Agreement.

This Agreement shall continue in effect with respect to a Fund until the date indicated on Schedule A (“Initial Term End Date”) and thereafter shall continue in effect from year to year for successive one-year periods, provided that this Agreement may be terminated, without payment of any penalty, with respect to the Fund:

i.	by the Trust, for any reason and at any time;

ii.	by the Adviser, for any reason, upon ninety (90) days’ (or such shorter period as agreed to by the Trust) prior written notice to the Trust at the Trust’s principal place of business, said termination to be effective as of the close of business on the Initial Term End Date or as of the close of business on the last day of the then-current one-year period; or at such earlier time, provided that said termination is approved by majority vote of the Trustees, including a majority of those Trustees who are not “interested persons” (as this term is defined in the 1940 Act) of the Trust (the “Independent Trustees”) voting separately.

Notwithstanding the foregoing, this Agreement shall terminate automatically upon termination of the Current Advisory Agreement.

4. Miscellaneous.

4.1. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect the construction or effect of the provisions hereof.

4.2. Interpretation. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject or by which the Trust or the Fund is bound, or to relieve or deprive the Board of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3. Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Current Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to said Current Advisory Agreement or the 1940 Act.

4.4. Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective, as to said jurisdiction, to the extent of said invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

4.5. Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware without giving effect to the conflicts of law principles thereof, and the parties consent to the jurisdiction of courts, both state or federal, in Delaware, with respect to any dispute under this Agreement.

4.6. Amendment. This Agreement may not be amended except pursuant to a writing signed by the parties hereto and in accordance with the 1940 Act, when applicable.

4.7. Assignment. The Adviser may not assign the Adviser’s right or obligations under this Agreement except with prior approval by majority vote of the Trustees, including a majority of Independent Trustees voting separately.

4.8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, or rule, or otherwise shall be rendered invalid, the remainder of this Agreement shall not be affected thereby.

4.9. Entire Agreement. This Agreement, including any schedules hereto (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements. The Trust, on behalf of the Funds, hereby releases the Adviser (a) from hereinafter performing any obligations that the Adviser previously assumed under any other expense limitation agreement applicable to the Funds, other than the MIIM ELA, and (b) from any liability or responsibility for (i) breach of any such other agreement by the Adviser, or (ii) demands and claims made against the Trust, on behalf of the Funds, for damages, losses or expenses incurred by the Trust, on behalf of the Funds, on or after the effective date of this Agreement, arising under any such other agreement, except to the extent such breach, demands, claims, losses, damages or expenses arise out of or result from an act or omission of the Adviser prior to the date of this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

THE ADVISORS INNER CIRCLE FUND III,

on behalf of the series of the Trust set forth in Schedule A

/s/ Alexander F. Smith

Name: Alexander F. Smith

Title: Vice President & Assistant Secretary

MESIROW INSTITUTIONAL INVESTMENT MANAGEMENT, INC.

/s/ David J. Meyer

Name: David J. Meyer

Title: Senior Managing Director

– Signature Page –

Mesirow Institutional Investment Management, Inc.

Expense Limitation Agreement

SCHEDULE A

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Share Class	Maximum Annual Operating Expense Limit	Initial Term End Date
Mesirow Small Company Fund	Institutional	0.98%	January 31, 2024
	Investor	0.98%	January 31, 2024

A-1